INSERT FOR SUBITEM 77 FOR NRO
SubItem 77C
Report of Votes of Shareholders
A special meeting of shareholders of Neuberger
Berman Real Estate Securities Income Fund Inc.
(NRO) and Neuberger Berman Realty Income Fund
Inc. (NRI) was held on January 25, 2008
and adjourned to February 7, 2008. Shareholders voted on the following matter: To approve the Agreement and Plan of Reorganization providing for NRI to transfer its total assets to NRO in exchange for common shares and preferred shares of NRO, and for the assumption by NRO of NRIs liabilities and the dissolution of NRI under applicable state law.

Proposal To approve the proposed reorganization between NRO and NRI pursuant to the Agreement and Plan of Reorganization.

Common Shares and Preferred Shares

Votes For		17,421,566

Votes Against		995,206

Abstentions		316,318

Broker NonVotes











SubItem 77M

On March 7, 2008, Neuberger Berman Realty Income
Fund Inc. (NRI) merged with and into
Neuberger Berman Real Estate Securities Income
Fund Inc. (NRO) pursuant to an Agreement and Plan of Reorganization approved by each of NROs and NRIs shareholders. The merger was accomplished by a taxfree exchange of the assets of NRI, which aggregated $621,483,892
(including $31,340,224 of unrealized appreciation), for 38,567,343 NRO common shares (valued at $393,483,892) and 9,120 NRO preferred shares
(valued at $228,000,000) and the assumption by NRO of the liabilities of NRI. The combined net assets of NRO immediately after the merger were $1,206,403,766.

The merger was based on the relative net asset value of NRO and NRI. On March 7, 2008, the net asset value per common share for NRI was $14.3754 and for NRO was $10.2028. As a result, former NRI common shareholders received 1.409
NRO common shares for each NRI common
share previously held. NRI common shareholders subsequently received cash in lieu of fractional shares not held in NRIs Distribution Reinvestment
Plan. In addition, NRI preferred shareholders received an equivalent number of shares of new series of NRO preferred shares.



SubItem 77Q1

The following amendment has been made to the Amended and Restated ByLaws of Neuberger
Berman Real Estate Securities Income Fund:

Section 1 of Article IV, relating to the establishment of committees of the Fund, was amended to allow members of a committee to select the chair and vicechair of that committee.



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